Exhibit 99.1

ASX ANNOUNCEMENT
30 September 2026

2026 Annual General Meeting Information

North American lithium producer Elevra Lithium Limited (“Elevra”) (ASX:ELV; NASDAQ:ELVR) announces the following indicative key dates for the 2026 Annual General Meeting:

Date	Event

8 October 2026	Last date for nomination of Directors

16 October 2026	Release of 2026 Notice of Annual General Meeting

19 November 2026	2026 Annual General Meeting

Shareholders will be provided with information on how to participate in the 2026 Annual General Meeting when the Notice of Meeting is released on 16 October 2026.
Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.
About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a joint venture in Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium Project (100%) in the United States.

For more information, please visit us at www.elevra.com or contact:

Andrew Barber
Investor Relations

PH: +617 3369 7058
ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com